

December 11, 2013

<u>Via Email</u>
Shang-Hsiu Koo
Chief Financial Officer
Jiayuan.com International Ltd.
Room 1005, Changxin Building
No. 39 Anding Road
Chaoyang District, Beijing
The People's Republic of China

> **Re:** **Jiayuan.com International Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-35157**

Dear Mr. Koo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Operating and Financial Review and Prospects, page 53</u>

1. Management discussed metrics related to mobile users, such as the percentage of mobile users and revenue generated from mobile users, in the 2012 fourth quarter and three 2013 earnings conference calls. We also note that you discuss trends related to mobile usage and the impact that it may have on your financial results, such as gross margin, and other key performance indicators, such as ARPU. Please tell us what consideration you have given to disclosing in your Form 20-F key metrics related to your mobile users and the impact of trends in mobile usage on your financial results. Refer to Item 5 of Form 20-F and Section III.B of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

2.   On page 6 you state that the company's future growth depends on your ability to attract a larger number of users, convert your users into paying users and retain your paying users. Please tell us what consideration you have given to providing quantitative information regarding the number of total users and conversion rates of users to paying customers for each period presented.

Exhibit 15.2

3.   The consent of the Zhong Lun Law Firm filed as Exhibit 15.2 does not consent to the incorporation of the summary of the firm's opinion and the use of the firm name in the Form S-8 (333-184079) filed on September 25, 2012 and the Form S-8 (333-177877) filed on November 10, 2011. Please advise.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Jan Woo, Attorney-Adviser, at (202)551-3454 with any other questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                              Sincerely,

                                              /s/ Mark P. Shuman

                                              Mark P. Shuman
                                              Branch Chief – Legal